FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                                   May 4, 2001


                               INFICON HOLDING AG


                              INFICON Holdings Inc.

                 (Translation of Registrant's Name Into English)

                                  INFICON Inc.
                                  ------------

                              Two Technology Place
                              --------------------

                          East Syracuse, New York 13057
                          -----------------------------

                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X    Form 40-F
                                   ---              ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes     No  X
                                 ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )



Enclosure:    - Press Release dated May 3, 2001, announcing first quarter
                2001 results

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     INFICON Holding AG



Date: May 4, 2001                    By:    /s/ Peter Maier
                                         ---------------------------------------
                                     Name:  Peter G. Maier
                                     Title: Vice President and Chief Financial
                                            Officer

[INFICON LOGO]



CONTACT:
Betty Ann Kram                                       Jody Burfening/Sanjay Hurry
Director of Corporate Communications                 Lippert/Heilshorn & Assoc.
and Investor Relations                               +1.212.838.3777
+1.315.434.1122                                      E-mail: jbs@lhai.com
E-mail:  BettyAnn.Kram@inficon.com


               INFICON ANNOUNCES RECORD FIRST QUARTER 2001 RESULTS
                         WITH REVENUES OF $49.2 MILLION

    - Company Reports all Time Record Sales and Earnings and 9th Consecutive
                Quarter of Revenue Growth; Net Income Up 15.7% -

Syracuse, New York and Zurich, Switzerland -- May 3, 2001 -- INFICON Holding AG (NASDAQ and SWX Swiss Exchange: IFCN), a leading developer, manufacturer and supplier of vacuum instrumentation for semiconductor processing and a broad range of industrial applications, today announced results for the first quarter ended March 31, 2001.

Revenues for the first quarter of 2001 increased 21.7% to $49.2 million compared to $40.4 million for the first quarter of last year. Operating income grew 1.6% to $8.9 million compared to $8.8 million for the same quarter of 2000. Net income for the quarter increased 15.7% to $6.7 million ($2.88 per share -- $0.29 per ADS), compared to $5.8 million ($2.88 per share -- $0.29 per ADS), in the same period last year.

For the first quarter of 2001, revenues in the semiconductor vacuum instrumentation segment increased 21% to $19.0 million from $15.7 million for the same quarter of 2000, and in the general vacuum instrumentation segment revenues grew 22% to $30.2 million from $24.7 million in the same quarter last year. Europe contributed 43% to total revenues with North America, Asia Pacific, and Rest of World contributing 30%, 26%, and 1%, respectively for the first quarter of 2001. This compares to a revenue breakdown by geography for the first quarter of 2000 of: Europe 48%, North America 28%, Asia Pacific 23%, and Rest of World 1%.

"Our performance this quarter reflects the strength of both our business segments," said James Brissenden, President and Chief Executive Officer of INFICON Holding AG. "Our general vacuum instrumentation segment provided exceptional growth for a broad industrial market-based business. Our semiconductor vacuum instrumentation business also continued to grow in the first quarter, even with the economic slowdown of this market."


                                    - more -

INFICON
--------------------------------------------------------------------------------
Two Technology Place, East Syracuse, NY 13057-9714 USA
Tel: +1.315.434.1100  Rax: +1.315.437.3803
www.inficon.com  E-mail: reachus@inficon.com

Commenting further Mr. Brissenden said, "Our general vacuum instrumentation business continued to benefit from more stringent requirements in the refrigeration and air conditioning industries and new applications in pharmaceutical and food packaging. We continue to strengthen our clear leadership position in the leak detection market."

"As the quarter progressed, the semiconductor downturn started to negatively affect our semiconductor vacuum instrumentation business as customers scaled back their orders. This was especially the case for our ultra-clean processing product line, and we have recently started to see a parallel effect on in situ analysis sales. Even though some areas within the semiconductor vacuum instrumentation market were weak, our focus on specific high growth market segments continued to pay dividends. Our new capacitance diaphragm and combination gauges were designed into 300mm semiconductor manufacturing equipment at another large OEM this quarter, making it the fourth OEM win for us since the products' introduction. We continued to see strong sales of our in situ thin film deposition controllers for the production of optical filters using Dense Wavelength Division Multiplexing (DWDM) to enhance fiber optic data transmission capacity. Our FabGuard Integration and Analysis software, which provides immediate feedback on critical processes and equipment, is gaining market acceptance. We now have installations at major semiconductor manufacturers worldwide."

"During the second quarter, we expect to strengthen the competitive advantage of our semiconductor vacuum instrumentation business with new product introductions. We recently introduced an extension of our FabGuard Sensor Integration and Analysis System for semiconductor production equipment that gives chipmakers eDiagnostic capabilities, the newest direction in semiconductor manufacturing. We believe this innovation will deliver improved uptime and productivity to our customers and further position us as the leader in this growing market."


Outlook for second quarter and full year fiscal 2001
"Since the beginning of the second quarter, we have seen increasing weakness in our semiconductor markets," said Mr. Brissenden. "Order intake for our ultra-clean processing products has declined substantially and orders of our in situ analysis products are softening. We also see a slowdown in orders for our general vacuum instrumentation products because of decreased demand in the optical storage and flat panel display markets. Based on these factors, we have reduced our expenses by scaling back discretionary spending and manufacturing labor costs."

"Despite our limited visibility into the technology industry and taking into account discussions with our customers, we currently foresee a bottoming of the semiconductor and related markets at midyear, with a modest recovery starting in the third quarter. Furthermore, many of our products target emerging technologies like 300mm semiconductor manufacturing equipment, semiconductor copper interconnects, and DWDM thin film filters for fiber optic data transmission, which are expected to continue to grow. Given these assumptions, we expect revenues and profitability for the second quarter to be down compared to last year. Full year revenues are now expected to be approximately flat with moderate earnings erosion."


                                    - more -

Mr. Brissenden concluded, "Our balanced portfolio of businesses, coupled with the cost flexibility of our manufacturing model, the technological leadership of our products, and the strength of our balance sheet, gives us confidence in our ability to effectively manage the business in this weak economic environment. More importantly, the market share gains we are making in emerging technology markets give us the platform for explosive growth when the technology markets recover."


Conference Call Information
INFICON will hold a conference call to discuss its first quarter results on May 3, 2001 at 4:00 p.m. CET/10:00 a.m. EDT/7:00 a.m. PDT. To access the conference call, please dial +1.212.346.6507 by 3:50 p.m. CET/9:50 a.m. EDT/6:50 a.m. PST.
A live webcast of the conference call will also be available via the INFICON website at www.inficon.com. To access the telephone replay, please dial +1.858.812.6440 (for access outside the U.S.) or +1.800.633.8284 (for access in the U.S.), reservation number 18602241. This replay will be available until 11:00 p.m. CET/5:00 p.m. EDT/2:00 p.m./PST on May 10th.

ABOUT INFICON
INFICON is a leading developer, manufacturer and supplier of vacuum instrumentation used for analysis, monitoring, measurement and control by manufacturers to improve the productivity of their production processes and the quality of their products. INFICON sells its products to customers worldwide, with a particular focus on semiconductor and related markets such as manufacturers of semiconductor chips, flat screen televisions and monitors, computer disc drive components and various electronic storage media, such as compact discs, digital video discs and floppy discs.

With global headquarters in Syracuse, New York, INFICON is a publicly traded company in Switzerland on the SWX Swiss Exchange and in the U.S. on the Nasdaq National Market under the symbol IFCN. The Company has manufacturing facilities in the United States and Europe with worldwide offices and service centers in the U.S. China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom, For more information about INFICON and its products, please visit the Company's web site at www.inficon.com.

This press release contains forward-looking statements that address, among other things, our strategic objectives, trends in the industries in which we operate and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in our filings with the Securities and Exchange Commission.

As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                              - tables to follow -

                               INFICON Holding AG
                       Consolidated Statements of Income
                      (In thousand, except per share data)

                                  Three Months Ended
                                       March 31,
                                   2001         2000

    Net sales                   $49,186       $40,432
    Cost of sales                24,773        20,089

    Gross profit                 24,413        20,343

    Research and
     development                  2,922         2,577
    Selling, general and
     administrative              12,603         9,016

    Income from operations        8,888         8,750

    Interest expense
     (income), net                  (74)           88
    Other expense
     (income), net                 (162)          852

    Income before
     income taxes                 9,124         7,809
    Provision for income
     taxes                        2,461         2,051

    Net income                   $6,662        $5,758

    Shares used to compute
      net income per share:
     Basic                        2,315         2,000
     Diluted                      2,315         2,000
    Net income per share:
     Basic                       $ 2.88        $ 2.88
     Diluted                     $ 2.88        $ 2.88
    Net income per ADS
     (10 ADS : 1 Share)
     Basic                       $ 0.29        $ 0.29
     Diluted                     $ 0.29        $ 0.29

                               INFICON Holding AG
                           Consolidated Balance Sheets
                                 (In thousands)


                                        March              December
                                         31,                  31,
                                         2001                2001
    ASSETS                             (unaudited)         (audited)

    Current Assets:
         Cash and cash equivalents      $21,610            $28,700
         Accounts receivable, trade      28,397             30,972
         Accounts receivable-affiliate    2,990              5,721
             Inventories                 22,868             22,218
         Other current assets             6,267              7,620
    Total current assets                 82,132             95,231

    Property and equipment, net          14,301             13,941
    Deferred tax asset                   40,335             40,777
    Other assets,                         2,539              1,121

    Total assets                       $139,307           $151,070


    LIABILITIES AND STOCKHOLDERS'
     EQUITY

    Current Liabilities:
         Accounts payable, trade        $12,270            $ 9,632
         Accounts payable-affiliate       2,593             18,354
         Accrued liabilities             12,853             10,341
         Income taxes payable             3,387              3,343
    Total current liabilities            31,103             41,670

    Long term debt                          747                869

    Total liabilities                    31,850             42,539

    Stockholders' equity                107,457            108,531

    Total liabilities and
     stockholders' equity              $139,307           $151,070

                                       ###